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                 June 10, 2024

       Wes Cummins
       Chief Executive Officer
       Applied Digital Corp.
       3811 Turtle Creek Blvd., Suite 2100
       Dallas, Texas 75219

                                                        Re: Applied Digital
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-279884

       Dear Wes Cummins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Steven E. Siesser, Esq.